HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

02055618

October 16, 2002

SEC FILE NO. 82-4358

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
OCT 28 2002
WASH, D.C. 155 SECTION

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Re: Magician Industries (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

SUPPL

Ladies and Gentlemen:

On behalf of Magician Industries (Holdings) Limited (the "Company"), S.E.C. File No. 82-4358, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. Two Company's announcements regarding the exceptional price & turnover movements, dated October 2, 2002, published (in English language) in the public website of The Stock Exchange of Hong Kong Limited;

dlw 11/18

h:\dlai\adr\magician\26.doc

2. The Company's announcement regarding the exceptional price & turnover movements, dated August 29, 2002, published (in English language) in the public website of The Stock Exchange of Hong Kong Limited;

3. The Company's announcement regarding the results of annual general meeting- adoption of a new share option scheme and termination of the existing share option scheme, dated August 8, 2002, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on August 9, 2002;

4. The Company's Annual Report 2002.

The parts of the enclosed document that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Magician Industries (Holdings) Limited

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

SEC MAIL PROCESSING RECEIVED OCT 28 2002 WASH. D.C. 155 SECTION

ANNOUNCEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") has noted the increase in the price of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such fluctuation.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Magician Industries (Holdings) Limited, the directors (except Mr. Tsui Sing Kee Rawdon who cannot be contacted at the moment) of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Ku Ling Yu John
Director

Hong Kong, 02 October, 2002 (20:39)

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") has noted the increase in the price of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such fluctuation.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Magician Industries (Holdings) Limited, the directors (except Mr. Tsui Sing Kee Rawdon and Mr. Cheung Sun Lung who cannot be contacted at the moment) of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Kwong Lin-pik, Alvin
Company Secretary

Hong Kong, 02 October, 2002 (70039)

+ 852 2414 0588

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

SEC MAIL PROCESSING RECEIVED OCT 28 2002 WASH. D.C. 105 SECTION

ANNOUNCEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Magician Industries (Holdings) Limited (the "Company") has noted the decrease in the price and increase in trading volume of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such fluctuation.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, nor is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Magician Industries (Holdings) Limited, the directors (except Mr. Tsui Sing Kee, Rawdon who is currently out of Hong Kong and cannot be contacted) of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board

Ku Ling Yu John
Director

Hong Kong, 29 August, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
(通達工業(集團)有限公司)

(incorporated in Bermuda with limited liability)

RESULTS OF ANNUAL GENERAL MEETING
ADOPTION OF A NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

At the Annual General Meeting held on 8th August 2002, Ordinary Resolution(s) for the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme were duly passed.

Reference is made to the circular of Magician Industries (Holdings) Limited (the "Company") dated 2nd July 2002 in respect of the proposals for, inter alia, the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme (the "Circular"). Terms used in this announcement shall have the same meanings as defined in the Circular unless otherwise stated.

The Board is pleased to announce that at the Annual General Meeting of the Company held on 8th August 2002, Ordinary Resolution(s) for the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme were duly passed by the Shareholders. The New Share Option Scheme complies with Chapter 17 of the Listing Rules.

By order of the Board
Kwong, Alvin Lin Pik
Company Secretary

Hong Kong, 8th August, 2002

Please also refer to the published version of this announcement in The Standard.

+ 852 2414 0588

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
（通達工業（集團）有限公司）

（於百慕達註冊成立之有限公司）

股東週年大會結果
採納新購股權計劃及
終止現有購股權計劃

關於採納新購股權計劃及終止現有購股權計劃之普通決議案已於二零零二年八月八日舉行之股東週年大會上正式通過。

謹此提述通達工業（集團）有限公司（「本公司」）就建議採納新購股權計劃及終止現有購股權計劃，而於二零零二年七月二日寄發予股東之通函（「通函」），除本公佈另有所指外，本公佈內所使用之詞語與通函所界定者具相同意義。

董事會欣然宣佈採納新購股權計劃及終止現有購股權計劃之普通決議案已於二零零二年八月八日舉行之股東週年大會上正式通過。新購股權計劃符合上市規則第十七章之規定。

承董事會命
公司秘書
鄺連璧

香港，二零零二年八月八日

請同時參閱本公布於香港經濟日報刊登的內容。